UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                         ASSISTED LIVING CONCEPTS, INC.
                         ------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    04543L109
                                    ---------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                               2

                                       13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person            Tempe Wick Investments, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box           (a)  [_]
         if a Member of a Group              (b)  [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power           1,200,000
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      1,200,000
Reporting Person  (8)      Shared Dispositive Power    0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,200,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                             ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    7.0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           PN

--------------------------------------------------------------------------------
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                                                                               3

                                       13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person            JWA Investments Corp.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box           (a)  [_]
         if a Member of a Group              (b)  [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power           1,635,600
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      1,635,600
Reporting Person  (8)      Shared Dispositive Power    0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,635,600
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                             ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    9.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           CO

--------------------------------------------------------------------------------
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                                                                               4

                                       13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person            John W. Adams
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box           (a)  [_]
         if a Member of a Group              (b)  [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          United States

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power           1,635,600
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      1,635,600
Reporting Person  (8)      Shared Dispositive Power    0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,635,600
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                             ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    9.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           IN

--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13G
                         -------------------------------

                  This Amendment No. 1 to Schedule 13G is filed by the undersigned to amend and restate in its entirety the Schedule 13G, dated as of May 2, 2000 (the "Statement") with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Assisted Living Concepts, Inc., a Nevada corporation (the "Company").


Item 1.           (a)      NAME OF ISSUER

                  Assisted Living Concepts, Inc.

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  11835 N.E. Glenn Widing Drive, Building E
                  Portland, OR 97220-9057

Item 2.           (a)      NAMES OF PERSONS FILING

                  Tempe Wick Investments, L.P. ("Partnership")
                  JWA Investments Corp. ("General Partner")
                  John W. Adams ("Adams" and, together with Partnership and General Partner, the "Reporting Persons")

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  885 Third Avenue
                  34th Floor
                  New York, NY 10022

                  (c)      CITIZENSHIP

                  Partnership -- Delaware
                  General Partner -- Delaware
                  Adams -- United States

                  (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Shares")

                  (e)      CUSIP NUMBER

                  04543L109

Item 3.           This statement is not filed pursuant to either Rule 13d-1(b)
                  or 13d-2(b) or (c).
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                                                                               6

Item 4. The Partnership beneficially owns an aggregate of 1,200,000 shares of Common Stock which represents approximately 7.0% of the issued and outstanding shares of Common Stock. The Partnership, acting through its general partner, has the sole power to vote or direct the vote of 1,200,000 shares of Common Stock and the sole power to dispose or to direct the disposition of 1,200,000 shares of Common Stock.

                  The General Partner is the general partner of the Partnership and Jockey Hollow Investments L.P., a Delaware limited partnership ("Jockey Hollow"). Jockey Hollow beneficially owns 435,600 shares of Common Stock, which represents approximately 2.5% of the issued and outstanding shares of Common Stock. As the general partner of the Partnership and Jockey Hollow, General Partner beneficially owns an aggregate of 1,635,600 shares of Common Stock, which represents approximately 9.6% of the issued and outstanding shares of Common Stock. As the general partner of the Partnership and Jockey Hollow, General Partner has the sole power to vote or to direct the vote of 1,635,600 shares of Common Stock and the sole power to dispose or to direct the disposition of 1,635,600 shares of Common Stock.

                  Adams is the sole shareholder of General Partner and may be deemed to beneficially own an aggregate of 1,635,600 shares of Common Stock which represents approximately 9.6% of the issued and outstanding shares of Common Stock. Adams may be deemed to have the sole power to vote or direct the vote of 1,635,600 shares of Common Stock and the sole power to dispose or to direct the disposition of 1,635,600 shares of Common Stock.

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  See Item 4.

Item 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

Item 10.          CERTIFICATION

                  Not applicable.





                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 13, 2001


                                   TEMPE WICK INVESTMENTS, L.P.


                                   By:  JWA Investments Corp.,
                                        its general partner


                                   By:  /s/  John W. Adams
                                        ---------------------------------------
                                        Name:   John W. Adams
                                        Title:  President


                                   JWA INVESTMENTS CORP.


                                   By:  /s/  John W. Adams
                                        ---------------------------------------
                                        Name:   John W. Adams
                                        Title:  President


                                   /s/  John W. Adams
                                   --------------------------------------------
                                   John W. Adams